SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       to
                                 SCHEDULE 13E-4

                         Issuer Tender Offer Statement

     (Pursuant to section 13(e)(1) of the Securities Exchange Act of 1934)

                            Lewis Galoob Toys, Inc.
                                (Name of Issuer)

             Depositary Convertible Exchangeable Preferred Shares,
                 each representing 1/10th of a share of $17.00
                    Convertible Exchangeable Preferred Stock
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                         (Title of Class of Securities)

                                   364091207
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                                 (CUSIP Number)


                            Lewis Galoob Toys, Inc.
-------------------------------------------------------------------------------
                       (Name of Person Filing Statement)


Mark D. Goldman               With a copy to:  Charles I. Weissman, Esq.
President and Chief                            Shereff, Friedman,
  Executive Officer                             Hoffman & Goodman, LLP
Lewis Galoob Toys, Inc.                        919 Third Avenue
500 Forbes Boulevard                           New York, New York  10022
South San Francisco, CA 94080

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                      and Communications on behalf of the
                            Person Filing Statement)

                                 March 15, 1996
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     (Date Tender Offer First Published, Sent or Given to Security Holders)



            This Schedule including annexes consists of 13 pages.

                           Calculation of Filing Fee
-------------------------------------------------------------------------------
Transaction Valuation*                       Amount of filing fee

$52,536,120.00                                         $10,507.23
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* Estimated solely for the purpose of calculating the filing fee, pursuant to
Section 13(e)(3) under the Securities Exchange Act of 1934, as amended, on the basis of 1/50th of one per centum of the value of securities proposed to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $10,507.23
Form or Registration No.:  Schedule 13E-4
Filing Party:  Lewis Galoob Toys, Inc.
Date Filed:  February 8, 1996




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



         Lewis Galoob Toys, Inc. (the "Company") hereby amends and supplements its Issuer Tender Offer Statement on Schedule 13E-4 originally filed with the Securities and Exchange Commission on February 28, 1996 (the "Statement") with this Amendment No. 1 (the "Amendment"). This Amendment is being filed in order to disclose as an exhibit to the Statement certain information provided to the executive officers of the Company to be used in describing and answering questions in connection with the offer by the Company to exchange, upon the terms and subject to the conditions set forth in the Company's Offering Circular dated February 28, 1996 and the related Letter of Transmittal, each of the Company's outstanding Depositary Convertible Exchangeable Preferred Shares, representing 1/10th of a share of the $17.00 Convertible Exchangeable Preferred Stock of the Company, for 1.85 shares of Common Stock, $.01 par value per share, of the Company (the "Exchange Offer").

         Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

ITEM 9.  Material to be Filed as Exhibits.

         Item 9 of the Statement is hereby amended and supplemented by the addition of the following information:

         (f) Text of certain information provided to executive officers of the Company to be used in describing and answering questions in connection with the Exchange Offer.



                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      March 15, 1996         /s/ William G. Catron
----------------------       -------------------------------
         (Date)                  (Signature)

                             William G. Catron
                             Executive Vice President, General Counsel and Chief Administrative Officer
                             ---------------------------
                                (Name and Title)


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



                                 EXHIBIT INDEX

                                                                       Page No.


         (f) Text of certain information provided to executive officers     5
of the Company to be used in describing and answering questions in connection with the Exchange Offer.



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